BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF MARYLAND

IN THE MATTER OF THE INQUIRY INTO THE   )
MERGER OF DELMARVA POWER & LIGHT        )  Case No. 8744
COMPANY AND ATLANTIC ENERGY, INC.       )
(Filed APRIL 18, 1997)                  )


                              EVIDENTIARY FILING OF
                         DELMARVA POWER & LIGHT COMPANY

     Delmarva Power & Light Company ("Delmarva"), pursuant to Md. Ann. Code, Art. 78 ss.24(b)(1) and the Commission's letter of December 11, 1996, hereby submits the attached testimony and schedules to provide evidentiary support for a Commission finding that the planned transaction with Atlantic Energy, Inc. ("AEI") will not have a material effect on Delmarva's Maryland retail franchises or rights thereunder. In the event that the Commission determines that the planned transaction will have such a material effect, Delmarva's filing also addresses issues regarding the computation of merger-related savings, costs to achieve the merger and a proposed sharing with Maryland-retail customers of net merger-related savings and other issues that may be relevant to a Commission determination that the planned transaction is consistent with the public convenience and necessity pursuant to Md. Ann. Code, Art. 78, ss.24(c).

     Delmarva requests expedited consideration of this inquiry and appropriate Commission findings on or before October 22, 1997.

     In support of this filing, Delmarva respectfully represents:

     I. PARTIES AFFECTED BY THE PLANNED TRANSACTIONS

     1. Delmarva is a corporation organized under the laws of the State of Delaware and the Commonwealth of Virginia. Delmarva is engaged in the generation, transmission, distribution and sale of electric energy to approximately 437,500 residential, commercial and industrial customers in Delaware, Maryland and Virginia. Delmarva's retail electric service rates are established by the Delaware and Maryland Public Service Commissions and the Virginia State Corporation Commission. Delmarva's service territory covers all or portions of the State of Delaware, ten primarily Eastern Shore counties in Maryland, and two counties which comprise the Eastern Shore of Virginia. Delmarva also provides gas service to approximately 98,000 customers located in northern New Castle County, Delaware. Delmarva's principal business office is at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     2. Conectiv, Inc. ("Conectiv") is a corporation organized under the laws of the State of Delaware. 50% of Conectiv's outstanding capital stock is currently owned by Delmarva, and 50% of Conectiv's outstanding capital stock is currently owned by AEI. Conectiv owns 100% of the outstanding capital stock of DS Sub, Inc. ("DS Sub"). After consummation of the transactions described herein, Conectiv will own 100% of the outstanding common stock of Delmarva and AEI's wholly-owned subsidiary, Atlantic City Electric Company ("Atlantic Electric"), and Conectiv will be a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Conectiv's principal business office is at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     3. Atlantic Electric is a corporation organized under the laws of the State of New Jersey. Atlantic Electric is engaged in the generation, transmission, distribution and sale of electric energy to approximately 473,000 residential, commercial and industrial customers in the State of New Jersey. Atlantic Electric's retail rates are established by the New Jersey Board of Public Utilities. Atlantic Electric's service territory is principally the southern third of New Jersey and covers all or portions of eight counties in New Jersey. Atlantic Electric is a wholly-owned subsidiary of AEI. Atlantic Electric's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130.

     4. AEI is a corporation organized under the laws of the State of New Jersey and is an exempt holding company under PUHCA. The stock of AEI is publicly held. AEI is the sole common shareholder of Atlantic Electric. AEI's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130.

     5. DS Sub is a corporation organized under the laws of the State of Delaware. DS Sub was formed solely for the purpose of facilitating the planned transactions. DS Sub will merge into Delmarva, with Delmarva as the surviving corporation.

     II. DESCRIPTION OF THE PLANNED TRANSACTIONS

     6. AEI, Delmarva, Conectiv and DS Sub are parties to an Agreement and Plan of Merger, dated August 9, 1996, as amended and restated as of December 26, 1996 (the "Merger Agreement" or the "Agreement"). The Merger Agreement is attached hereto as Annex 1 to the Joint Proxy Statement of Delmarva Power & Light Company and AEI, Inc., dated December 26, 1996, (the "Proxy Statement") (Exhibit A).
The Proxy Statement and the attached testimony of Barbara S. Graham provide a more detailed description of the transactions summarized below.

     7. The planned transactions are:

         (i) AEI will merge with Conectiv, with Conectiv as the surviving corporation;

         (ii) DS Sub will merge with Delmarva, with Delmarva as the surviving corporation; and

         (iii) Together, these transactions result in Conectiv becoming the parent company of Atlantic Electric and Delmarva.

(Collectively, the above transactions, are referred to herein and in testimony as the "Merger".) Exhibit B compares the pre-and post-Merger corporate structures of the entities involved in these transactions.

     8. Upon consummation of the Merger, except for fractional, treasury, and affiliate-owned shares (if any), each share of the common stock of Delmarva will be converted into the right to receive one share of Conectiv common stock, and each share of the common stock of AEI will be converted into the right to receive 0.75 shares of Conectiv common stock and 0.125 shares of Conectiv Class A common stock.

     9. As a result of these share exchanges, the holders of Delmarva and AEI common stock will hold approximately 60.6% and 39.4%, respectively, of Conectiv's common stock (based on the capitalization of each company as of September 30, 1996). Holders of AEI common stock will hold 100% of Conectiv Class A common stock. Shares of Conectiv common stock will represent approximately 94% of the voting power of the common stock, and shares of Conectiv Class A common stock will represent approximately 6% of that voting power.

     10. The Merger will not affect the debt securities or preferred stock of either Delmarva or Atlantic Electric.

     11. The Merger Agreement required the approval of the holders of shares of common stock in both Delmarva and AEI. The shareholders of Delmarva and AEI approved the Merger Agreement on January 30, 1997.

     12. Upon consummation of the Merger, Conectiv will have five first-tier subsidiaries consisting of: two operating utilities (Delmarva and Atlantic Electric); a service company that will provide services (including, for example, accounting, financial, and legal services) to the operating utilities and other affiliates; and two existing non-utility subsidiaries of AEI.

     13. Delmarva and Conectiv request that the Commission make all necessary findings and issue appropriate orders on or before October 22, 1997. The target date for receiving all necessary regulatory approvals, fulfilling all other conditions of the Merger Agreement, and closing on the Merger is December 31, 1997. Delays beyond that time would likely increase the total transaction and transition costs, while delaying the realization of Merger-related benefits.

     III. THE PLANNED MERGER WILL NOT HAVE A MATERIAL EFFECT ON DELMARVA'S MARYLAND-RETAIL FRANCHISES OR RIGHTS THEREUNDER.

     14. None of the corporate entities in the Merger are Maryland corporations. Consequently, statutory power to approve or reject the Merger Agreement arises only if there is a determination made under Md. Ann. Code, Art. 78, ss.24(b)(1) that the Merger Agreement will have "a material effect on the franchise or rights thereunder."

     The requested finding of no material effect on the franchise or rights thereunder is supported by the attached testimony and schedules, which, among other matters discussed, explain and demonstrate that:

             o The Merger will not result in the transfer or impairment of any
               Delmarva's franchises, property rights, or rights to serve. After closing, Delmarva will continue to exist as the utility operating company providing retail electric utility service in Maryland.

             o The Merger will not have a material effect on Delmarva's ability to exercise its franchise to provide electric service safely and reliably to Delmarva's Maryland customers. Both companies are committed to maintaining and potentially improving their existing high standards of safety, reliability and customer service.

            o Because Delmarva will remain the Maryland operating utility, the Merger will not affect the statutory and regulatory requirements applicable to corporations providing utility services in Maryland. In particular, the Maryland Commission's requirements regarding demand-side management programs, integrated resource planning and low income programs would continue to apply to Delmarva to the same extent such requirements are currently applied. This Commission has experience as to how its regulatory policies are applicable to Columbia Gas of Maryland and Potomac Edison Company, both of which are Maryland operating utilities and are subsidiaries of holding companies.

            o The combined companies will continue to maintain a significant local workforce in each of the States in which they operate. Currently, Delmarva has approximately 480 Maryland employees. Decisions have not yet been made as to the particular levels, post-merger, of employment within each state, but, overall, Conectiv expects a reduction of approximately 10% (or 400 positions) in the combined utilities' workforce.

     15. As explained in the attached testimony of Mr. Howard E. Cosgrove, the primary purpose of the Merger is to create a regional company from two companies that share a common vision of the strategic path necessary to succeed in the increasingly competitive utility and energy services marketplace. As further explained by Mr. Cosgrove, the combined companies recognize that a local workforce is necessary to maintain excellent customer service levels and to respond to the particular needs within each of the States that the operating utilities will serve. While cost savings are an expected result of the Merger, cost savings were not a material factor driving the decision to merge.

     IV. THE MERGER AGREEMENT IS CONSISTENT WITH THE PUBLIC CONVENIENCE AND NECESSITY.

     16. It is Delmarva's sincere belief that, because the Merger
Agreement will not have a material effect on Delmarva's franchises and rights thereunder, the Commission need not examine rate-related matters and other issues that may be relevant in determining whether a proposed transaction is consistent with the public convenience and necessity. Nevertheless, in a good-faith effort to address any such issues that may be raised by other participants in this proceeding, Delmarva hereby submits testimony and schedules describing in detail matters including: how costs will be allocated from a service company to Delmarva's Maryland-retail jurisdiction; how Merger-related savings were estimated; and how costs to achieve the Merger were calculated. Delmarva also has submitted a proposed sharing of expected net Merger-related savings allocable to Maryland-retail customers.

     In filing such information, Delmarva specifically reserves, and does not waive, any rights it may have to assert its legal position before the Commission or a court as to the proper scope of ss.24(b)(1) in the event that the Commission determines that the Merger will have a material effect on the franchise or rights thereunder.

     The Merger is expected to save approximately $500 million (net of transaction and transition costs) over the first ten years after the Merger is consummated. In a combined company that will generate approximately $2 billion in revenue each year, a $50 million annual average net savings does not materially affect cash flow or the ability of the combined companies to provide utility service. To the extent there may be any effect, the effect will be positive i.e., utility services could be provided at slightly lower cost. The estimated cost savings are supported by Mr. Thomas Flaherty of Deloitte & Touche Consulting Group in his attached testimony and related exhibits. The methodology for determining how merger-related costs and savings are assigned to the Maryland-retail jurisdiction is supported by the testimony of Messrs. David
G. Dougher and William R. Moore, Jr.

     17. Delmarva and Atlantic Electric are proposing in their applications before their respective retail regulatory commissions that one-third of each State's allocable share of estimated average annual net merger savings over the first 10 years after consummation of the Merger be available for sharing with customers. The precise method to implement this sharing should be established by each regulatory agency, consistent with the goals and objectives of the particular State. Delmarva further recognizes that it may be appropriate to reopen the savings mechanism at a later date, if the Commission establishes retail electric competition, in order to retain an equivalent customer benefit.

     18. As described in more detail in the testimony of Mr. Paul S. Gerritsen, Delmarva specifically proposes that one-third of the allocated net merger savings be used to reduce Maryland retail electric rates, effective when the Merger closes. Other alternative uses, instead of a rate decrease, that would also be acceptable to Delmarva include: (i) using this amount to reduce Delmarva's stranded costs; (ii) using this amount to fund societal programs, such as demand-side management programs or low income weatherization programs, or to fund economic development activities; or (iii) any combination of any of the above or other uses that the Commission determines to be appropriate.

     19. Delmarva would be at risk to achieve the level of projected savings, while customers would benefit as proposed even if the achieved savings are less than the amounts projected. If, on the other hand, actually achieved savings are greater than projected, with the result that Delmarva's actual earnings rise above authorized levels, the Commission retains the authority to adjust base rates accordingly, consistent with traditional statutory and regulatory practices.

     20. Delmarva commits that the transaction and transition costs of the Merger, including the acquisition premium, will not be reflected in retail rates except to the extent that those items are at least offset by Merger-related savings.

     21. Delmarva submits that the holding company structure is appropriate in that it avoids further multiple incorporation in New Jersey, Delaware and Virginia, simplifies contract and franchise issues, and facilitates the process of maintaining separate utility base and fuel rates between Delmarva and Atlantic Electric.

     22. Within the holding company structure will be a Conectiv service company subsidiary (the "Service Company"), which will include many employees who are currently employed by Delmarva or Atlantic Electric. The Securities and Exchange Commission ("SEC") has oversight over the arrangements by which Service Company costs are charged and assigned to the related utilities and affiliates for financial accounting and reporting purposes. When the Service Company arrangements are finalized for filing with the SEC, copies will be provided to this Commission. Mr. Gerritsen's testimony describes in greater detail how service company costs will be allocated among jurisdictions.
Delmarva commits to submit to this Commission's jurisdiction any issues regarding the ratemaking treatment of any Service Company costs assigned or allocated to Delmarva's Maryland utility business. Because a significant portion of the expected cost savings are in administrative-type functions that will be performed by the Service Company, it is expected that these cost assignment issues will involve how best to allocate a lower overall cost structure.

     23. Attached hereto are testimony and reports prepared by John C. Dalton and filed with the Federal Energy Regulatory Commission ("FERC"). Mr. Dalton's testimony and reports were prepared to address wholesale market power issues that are of particular interest to the FERC. Delmarva submits that any issues that may be raised in this proceeding regarding the potential effects of the Merger in a retail-wheeling environment would be premature until the Commission establishes a definite policy on retail wheeling. The attached testimony and reports are submitted, however, to further understanding as to the size of the combined companies relative to regional competitors and as to the lack of market power that Conectiv will have in wholesale electric markets.

     24. Attached hereto are the following Exhibits:

         Exhibit A  Proxy Statement of December 26, 1996, including: (1) at pages 114 - 140 detailed financial statements of Delmarva, AEI, and Conectiv; (2) as Annex I, the Agreement and Plan of Merger, dated August 9, 1996, as amended and restated as of December 26, 1996; and (3) as Annex IV and Annex V, the Conectiv Certificate of Incorporation and Bylaws.

         Exhibit B  Corporate Structures Prior to and After Transaction.

         Exhibit C  Maps.

         Exhibit D  Maryland Franchises of Delmarva.

         Exhibit E  FERC Direct Testimony and Report of John C. Dalton
                    regarding market power in wholesale markets.

         Exhibit F  FERC Supplemental Testimony and Report of John C. Dalton
                    regarding market power in wholesale markets.

     25. Attached hereto in support of this filing are the testimony and exhibits of the following:

                      Howard E. Cosgrove
                      Barbara S. Graham
                      Thomas J. Flaherty
                      David G. Dougher
                      Paul S. Gerritsen
                      William R. Moore, Jr.

     26. Communications and correspondence relating to the proceedings herein should be sent to:

                       Paul S. Gerritsen
                       Delmarva Power & Light Company
                       800 King Street, P. O. Box 231
                       Wilmington, Delaware 19899


                       Randall V. Griffin, Esq.
                       Delmarva Power & Light Company
                       800 King Street, P. O. Box 231
                       Wilmington, Delaware 19899

                       James E. Franklin, II, Esq.
                       Atlantic City Electric Company
                       6801 Black Horse Pike
                       Egg Harbor Township, New Jersey 08234


     VII. REQUESTED APPROVALS

     WHEREFORE, Delmarva Power & Light Company requests that the
Commission:

     A. Find that the planned transaction does not materially affect Delmarva's franchise or rights thereto; or, alternatively,

     B. Find that the planned transaction is consistent with the public convenience and necessity; and

     C. Expedite review procedures so that a final Commission decision may occur on or before October 22, 1997.

                                     Respectfully submitted,


                                     By: /s/______________________________
                                            Delmarva Power & Light Company


Counsel for Delmarva:

Randall V. Griffin, Esq.
Delmarva Power & Light Company
P. O. Box 231
Wilmington, DE  19899
302/429-3757

Dated:  April 18, 1997